Exhibit 2.4

SECOND AMENDMENT

TO

MUTUAL WAIVER AGREEMENT

THIS SECOND AMENDMENT TO MUTUAL WAIVER AGREEMENT ( the “Second Amendment”) is made as of September 26, 2008 by and among Shenzhen SANS Material Testing Co., Ltd., Shenzhen SANS Measurement Technique Co., Ltd., Shanghai SANS Testing Machine Co., Ltd., collectively as one party, and MTS Systems (China) Co., Ltd. as the other party, and shall be effective on the same date.

RECITALS

A.                                   The parties entered into that certain Mutual Waiver Agreement dated July 31, 2008 (the “Waiver Agreement”), as amended by that certain Amendment to Mutual Waiver Agreement dated August 29, 2008 (the “Amendment”), pursuant to which the parties agreed to mutual extension of time and/or waiver with regard to the APA.  Unless the context clearly indicates otherwise, or unless specifically defined otherwise, all defined terms in this Second Amendment shall have the same meaning as in the APA, the Waiver Agreement, and/or the Amendment.

B.                                     The parties now wish to further amend the Waiver Agreement to further clarify the intent of the parties and to remove an unnecessary provision.

C.                                     The parties hereby acknowledge and agree that MTS Systems (Shanghai) Co., Ltd. has changed its name to MTS Systems (China) Co., Ltd. with the new business license issued and therefore MTS Systems (China) Co., Ltd. has the full authority to execute and bind itself to this Second Amendment on behalf of itself.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises herein contained, the parties agree as follows:

AGREEMENT

1.                                      Closing.  In Section 2 of the Waiver Agreement the definitions of “Completion of Closing” and “Completion Date of Closing” shall be amended to read September 28, 2008; provided that:

a.	the asset value appraisal project referenced in Section 7.(l) of the Waiver Agreement, that remains subject to Ernst & Young’s approval and agreement, is completed no later than September 24, 2008;

b.	the Escrow Agreement is amended, in accordance with Section 4 below, no later than September 26, 2008;

c.	the Acquired Assets, as required, have been duly transferred to the Purchaser or any of its Affiliates through the relevant government entity registration;

	d.	Sellers provide thirty percent (30%) of third party consents, as “third party consents” is defined in Section 2 of the Amendment (replacing each 90% reference to 30%);

	e.	Sellers comply with the provisions set forth in Sections 7.1, 7.2, 7.4, 7.7, 7.8, 7.9, and 7.10 of the APA; and

	f.	Purchaser complies with the provisions set forth in Section 8 of the APA.

2.

Huang Zhifang. Purchaser hereby waives compliance exclusively against Sellers and parties Lei Qing’an, Zhao Heping, An Jianping, and Shang Zhixing the obligations set forth in Sections 3.2(i) and 3.2(j) of the APA that Huang Zhifang shall execute the Non-Compete Agreement, the Non-Solicitation Agreement, and the Transition Services Agreement. Notwithstanding the foregoing, Purchaser expressly does not waive its rights and reserves all claims, either present or in the future, against Huang Zhifang.

3.

Location of Closing The location for the Completion of Closing as maintained in Section 3 of the Waiver Agreement shall be amended to be at the offices of either Shenzhen SANS Material Testing Co., Ltd, in Shenzhen, PRC, or Shanghai SANS Testing Machine Co., Ltd, in Shanghai, PRC, at the mutual agreement of the parties.

4.

Escrow Period. In Section 5.(b.) of the Waiver Agreement the two references to “August 31, 2008” shall be amended to read “November 3, 2008”. Further, the parties shall use their best efforts by September 26, 2008, to amend the terms of the Escrow Agreement, together with counterparty JPMorgan Chase Bank (China) Company Limited, Shanghai Branch (“JPM”), in accordance with this section and other modifications reasonably necessary to reflect the parties’ intent. As of November 3, 2008, Purchaser shall pay into the Escrow Account any lost interest on the Escrow Funds, as calculated by JPM, as a direct result of moving the Commencement Date of the Escrow Period from August 31, 2008 to November 3, 2008 (as those terms are defined in the Escrow Agreement).

5.

Fifty Percent Payment. Subject to satisfaction of each condition set forth in Section 1 above, in Section 5.(c.) of the Waiver Agreement Purchaser’s obligation to pay fifty percent (50%) of the Purchase Price ($20,900,000) within three months after July 31, 2008 shall be amended to provide for the following:

	a.	on September 28, 2008, payment of twelve million five hundred thousand U.S. Dollars ($12,500,000); and

b.

on November 3, 2008, or within two (2) business days following SAFE approval for Purchaser to convert the foreign debt monies, whichever is later—provided, however, that in no event shall SAFE approval be obtained later than November 10, 2008— payment of eight million four hundred thousand U.S. Dollars ($8,400,000), minus:

	1)	an amount equal to the Loan Funds (as that term is defined in the Prepayment Agreement); and

	2)	amounts properly withheld pursuant to Section 7.(g.) of the Waiver Agreement, as amended by this Second Amendment.

For avoidance of doubt, payments will be made under this section only when there is the positive balance after deducting the amounts as mentioned in Section 5(b)(1) and (2), and only to the extent of such positive balance.

6.

Un-Invoiced Accounts Receivable. Section 7.(g.) of the Waiver Agreement shall be amended to state that all un-invoiced accounts receivable as of the Completion of Closing—whether shipped-and-accepted by the customer, or shipped-and-not-accepted by the customer, or other—will be invoiced by the Sellers as soon as practicably possible after the Completion of Closing. At the end of each month the Purchaser will pay the Sellers an amount equal to the invoiced amounts and the related VAT acknowledged by the customer during the previous month.

Subject to the satisfaction of each condition set forth in Section 1 above, the above monthly payments will commence when payment is due pursuant to Section 5.(b.) of the Second Amendment.

7.

Payment Before Delivery. The Waiver Agreement shall be amended to reflect that (a) for customers that have been sent a VAT invoice for 100% of the purchase price but the product has not yet been delivered (it is included in inventory) and (b) for customers that have been sent a VAT invoice for only a portion of the purchase price and the product has not yet been delivered (it is either included in inventory or still raw materials requiring production), the parties agree that the contract, associated inventory, and associated accounts receivable for said transactions shall be an Excluded Asset.

8.

Remaining Consents. Subject to satisfaction of each condition set forth in Section 1 above, in Section 7.(b.) of the Waiver Agreement the references to 10% and 90% for remaining third party consents shall be amended to read 70% and 30% respectively.

9.

Excluded Contracts. In Section 7.(f.) of the Waiver Agreement the definition of customer contracts that shall be excluded from the Acquired Assets shall be expanded to include customer contracts between each of the SANS Companies and a customer (or any agent) where the customer (or end user) has a prohibited end use for the product, as reasonably determined by Purchaser.

10.	IP License. Section 7.(j.) of the Waiver Agreement shall be deleted.

11.

Terms of Agreement; Conflicting Terms. Except as herein expressly amended, all terms, covenants and provisions of the Waiver Agreement are and shall remain in full force and effect and all references therein to such Waiver Agreement shall henceforth refer to the Waiver Agreement as amended by this Second Amendment. This Second

Amendment shall be deemed incorporated into, and a part of, the Waiver Agreement. In the event of any inconsistency or conflict between this Second Amendment and the Waiver Agreement, the terms, conditions and provisions of this Second Amendment shall govern and control.

12.	Effectiveness of Amendment. This Second Amendment shall be effective upon its execution by each of the parties hereto.

13.	Counterparts. This Second Amendment shall be executed in four (4) originals with each party having one.

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IN WITNESS WHEREOF, the parties have executed this SECOND AMENDMENT TO MUTUAL WAIVER AGREEMENT as of the date first above written.

SHENZHEN SANS MATERIAL TESTING CO., LTD. (chop)

By:

Name: Lei Qing’an

Title: Chairman

SHENZHEN SANS MEASUREMENT TECHNIQUE CO., LTD. (chop)

By:

Name: Lei Qing’an

Title: Chairman

SHANGHAI SANS TESTING MACHINE CO., LTD. (chop)

By:

Name: Lei Qing’an

Title: Chairman

MTS SYSTEMS (CHINA) CO., LTD. (chop)

By:

Name: David Meier

Title: Chairman